

2016 Budget Targets 39% Annual Production Growth, $120 million Capital Program & Total Cash Costs of $0.75/mcfe

(TSX: AAV, NYSE: AAV)

Calgary, Alberta, December 16, 2015 – Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") is pleased to announce that its Board of Directors has approved a 2016 capital budget of $120 million targeting annual production per share growth of approximately 39% to 200 mmcfe/d (33,300 boe/d) and a further 6% reduction in total cash costs to $0.75/mcfe. Advantage's standing inventory of 35 completed and uncompleted wells are capable of achieving and sustaining 2016 production levels through to early 2017 without the need for drilling any new wells. To support 2016 production, Advantage's 100% owned Glacier gas plant was expanded in 2015 with additional capacity to accommodate 2016 and 2017 growth and the Corporation previously executed firm service transportation agreements with TransCanada Pipeline Limited ("TCPL") for 97% of its production target.

The Corporation's 2016 capital program of $120 million is expected to generate surplus cash flow, enhance financial flexibility and continue growth in 2017. Based on an average 2016 natural gas price of Aeco Cdn $2.50/mcf including Advantage's hedging positions, annual cash flow is estimated to be approximately $160 million with year-end total debt to trailing cash flow of approximately 1.6 times. Based on an average 2016 natural gas price of Aeco Cdn $2.00/mcf and Advantage's current hedge positions, annual cash flow is estimated to be approximately $143 million with year-end total debt to trailing cash flow of approximately 1.9 times. The resilience to commodity prices in Advantage's 2016 budget is supported by having 52% of our 2016 production hedged at $3.62/mcf, an industry leading low total cash cost structure of $0.75/mcfe ($4.50/boe) and capital investment efficiency.

Advantage's $120 million capital Budget supports 2016 production growth and sets the stage for 2017. The planned $120 million capital program includes completion and tie-ins of 13 standing uncompleted wells to maintain production through to early 2017, looping of Advantage's sales pipeline to increase takeaway capacity to 400 mmcf/d for delivery into TCPL, the installation of back-up plant utility systems and the drilling of one of two future ten-well pads required to support 2017 production. Drilling of the first ten-well pad is scheduled to commence in July 2016.

Glacier outperformance enables reduced 2016 capital expenditure level. Advantage's planned 2016 capital program is reduced from earlier Management estimates of $240 million to $120 million. This has been made possible by lower than anticipated well production declines, improvements in drilling and completion efficiencies, and approximately 20% lower well costs. The significant improvements in well performance continues to reinforce the high quality Montney reservoir at Glacier. This has created a standing well inventory to support 2016 production and allowed more flexibility with the timing of future drilling and well completions.

120 mmcf/d of completed standing well productivity is currently available to support Advantage's 2016 production target. The 120 mmcf/d of average first month productivity ("IP30") is based on 15 completed standing wells and includes a number of older which have been shut-in to

accommodate the new production. These well will be utilized to increase and sustain production to 205 mmcfe/d in April 2016. An additional 13 uncompleted standing wells will be completed during the second half of 2016 to maintain production levels through to early 2017.

Advantage's 100% owned Glacier gas plant currently has 70 mmcf/d of additional capacity to support growth in 2016 and 2017. The Glacier gas plant expansion completed in 2015 increased processing capacity to 250 mmcf/d and provided 70 mmcf/d of additional capacity to meet future growth in 2016 and 2017. The Glacier gas plant is capable of processing varying amounts of dry and liquids rich gas providing discretion to vary the number of producing dry or liquids rich gas wells in order to optimize investment returns and netbacks.

To reduce cash flow volatility, Advantage has hedged 52% of its 2016 forecast natural gas production at Aeco Cdn $3.62/mcf, 18% of estimated 2017 natural gas production at Aeco Cdn $3.36/mcf and 17% of estimated Q1 2018 natural gas production at Aeco Cdn $3.25/mcf.

Glacier Wells Continue to Outperform & a New 20 mmcf/d Lower Montney Well Uncovers Another Highly Productive Area at Glacier

Strong Upper & Lower Montney Well Performance Continues

Advantage has continually improved well performance since 2008 by employing changes to its well completion and frac designs. In 2013, 25 Upper and Lower Montney wells completed with slick water fracs have outperformed Management's longer term production expectations with lower declines and higher production rates. Compared to Advantage's historical Upper and Lower Montney average well type curve, these 25 wells are demonstrating production rates which are averaging 0.5 mmcf/d higher after 20 months of production. The top quartile wells are demonstrating production rates of approximately 2 to 3 mmcf/d higher.

Since July 2015, a total of eight Montney wells have been brought on production at restricted rates to support the current production capacity of 180 mmcfe/d. These eight wells are demonstrating strong performance and we look forward to providing more information as we bring additional standing wells on production through 2016.

As a result of improved well performance, Management has increased its average Upper and Lower Montney well type curve utilizing an IP30 of 7.2 mmcf/d and a proven plus probable estimated ultimate recoverable gas volume ("2P EUR") of 7.2 bcf. The top quartile wells are demonstrating an average type curve with an IP30 of 9 mmcf/d and a 2P EUR of 9 bcf.

Recent Lower Montney Well Uncovers High Productivity in an Undrilled Area

A 2014 Lower Montney well was drilled to evaluate the south-central area of Glacier where no Lower Montney wells were previously drilled. This well was recently brought on production at an initial rate of 20 mmcf/d and has produced for one month.   Production has been restricted to 8.5 mmcf/d at a high flowing pressure of 12,940 kpa (1,876 psi). This well identifies another significant area of exceptional Lower Montney well productivity and further reinforces the high quality Montney reservoir present at Glacier.

Middle Montney Wells Outperforming

Nine previous Middle Montney producing wells and two recent Middle Montney wells brought on production in August and September 2015 are outperforming our historical average well type curve. Consequently, Management has increased its average Middle Montney well type curve to an IP30 of 4.5

mmcf/d and a 2P EUR of 4.5 Bcfe in our development plan. Eight standing completed Middle Montney wells remaining from our 2014 drilling program will be brought on stream through 2016.

Modified Completion Designs and Additional Delineation

We look forward to obtaining additional production information through 2016 from Advantage's standing Montney wells to help further refine our technical expertise and knowledge on completion and frac techniques and to better assess undrilled areas within the Glacier land block. Some of these standing wells contain additional frac stages, tighter spacing and ball drop sliding sleeve technology. Advantage's 2016 drilling program includes Lower Montney horizontal wells with extended lateral lengths. Accordingly, Management will continue to review and update average well type curves as longer term production results are collected and analyzed.

2016 Budget & Guidance

The table below provides calendar year estimates:

	2016 Guidance[1]
Average Annual Production (mmcfe/d)	190 to 210
% Natural Gas	97%
Royalty Rate (%)	5% to 6%
Operating costs including liquids transportation costs ($/mcfe) [3]	$0.33 to $0.38
Capital Expenditures ($ Million)	$120
# Net Wells to be Drilled	13[2]

[1] Based on an average Aeco Cdn $2.50/mcf natural gas price for 2016 and Advantage's current hedge positions.
[2] All 13 wells will be used to support 2017 growth.
[3] During 2016, additional transportation costs for increased natural gas liquids production ($0.04/mcfe to $0.07/mcfe) have been included. The actual costs will depend on the amount of liquids extracted for direct sales based on liquids prices in 2016.

Advantage has assumed TCPL's northwest Alberta pipeline restrictions and maintenance activity level will subside in early 2016 based on the most recent information available.

Total cash costs (includes royalties, operating costs, cash G&A, interest & other cash expenses) for 2016 are estimated to average approximately $0.75/mcfe.

Beyond 2016

Advantage will continue to closely monitor the commodity price environment through 2016 and adjust future growth plans as necessary to maintain balance sheet strength and preserve the long term value of its Glacier Montney asset. Comments regarding 2017 and 2018 are Management estimates and are not to be considered approved budgets.

Based on Aeco Cdn natural gas prices of $2.50/mcf for 2016 and $2.75/mcf for 2017 and the Corporation's current hedging positions, Advantage's development plan includes a targeted 18% production increase in 2017 to an annual average production rate of 235 mmcfe/d (39,300 boe/d) with production expected to reach 245 mmcfe/d.   To achieve and maintain the 245 mmcfe/d production level, capital expenditures of $200 million are estimated to be required in 2017. The estimated year-end total debt to trailing cash flow based on an average 2017 natural gas price of Aeco Cdn $2.75/mcf is estimated to be 1.4 times.

Beyond 2017, Advantage estimates that at a natural gas price of Aeco Cdn $3.00/mcf, annual production growth of approximately 15% is achievable at a year-end total debt to trailing cash flow of less than two times. To support future growth, Advantage has executed firm transportation service contracts with TCPL for an incremental 35 mmcf/d of firm transportation service in 2018.

Continuing Forward With Financial Discipline and Operational Excellence

The exceptional quality of the Corporation's Glacier Montney asset, an industry leading low cost structure and 100% ownership of our facilities allows for strong investment returns at low commodity prices. These key factors provide Advantage with significant flexibility to modify growth plans in a volatile commodity price environment without concerns over longer term corporate commitments. Our rate of capital investment and future production growth plans are based on Advantage's underlying principles to preserve operational and financial flexibility. Accordingly, the Corporation will continue to closely monitor the natural gas commodity price environment and modify future plans as required.

For further information contact:


Craig Blackwood
Vice President, Finance and Chief Financial Officer
(403) 718-8005
OR
Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE OIL & GAS LTD.
300, 440 - 2nd Avenue SW
Calgary, Alberta T2P 5E9
Phone: (403) 718-8000
Fax: (403) 718-8332
Web Site: **www.advantageog.com**
E-mail: ir@advantageog.com


Advisory

The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "guidance", "demonstrate", "expect", "may", "can", "will", "project", "predict", "potential", "target", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, among other things, Advantage's ability to grow its Glacier Montney resource play and preserve a strong balance sheet during cycles of volatility in the commodity and financial markets; Advantage's focus on execution and optimization of its development plan and the maintenance of a strong balance sheet and its anticipated effect on per share growth; Advantage's anticipated production, production per share growth, cash flow per share growth and debt to cash flow ratio including the targeted amount and timing of achievement thereof; expected increases in production in 2016, 2017 and 2018 resulting from Advantage's Glacier development plan; completion of expected maintenance work to be performed by TransCanada in the first quarter of 2016; expectations as to sufficient production inventory to maintain production at anticipated levels; expected number of future drilling locations; anticipated drilling plans, including drilling rigs to be deployed; anticipated timing of completion of expansion of Glacier gas plant and expected effect of completion of such expansion on Advantage's production; anticipated effect of Advantage's Glacier Montney asset, cost structure, strong balance sheet and focused business plan on execution of Advantage's development program and production and cash flow per share growth; and Advantage's belief that its Glacier Montney area provides the opportunity for significant long term value. Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including, but not limited to: changes in general economic, market and business conditions; industry conditions; actions by governmental or regulatory authorities including increasing taxes and changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; Advantage's success at acquisition, exploitation and development of reserves; unexpected drilling results; changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties, including hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; delays in anticipated timing of drilling and completion of wells; delays in completion of the expansion of the Glacier gas plant; individual well productivity; competition from other producers; the lack of availability of qualified personnel or management; credit risk; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; our ability to comply with current and future environmental or other laws; stock market volatility and market valuations; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; ability to obtain required approvals of regulatory authorities; and ability to access sufficient capital from internal and external sources. Many of these risks and uncertainties and additional risk factors are described in the Corporation's Annual Information Form which is available at www.Sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this press release, Advantage has made assumptions regarding, but not limited to: conditions in general economic and financial markets; effects of regulation by governmental agencies; current and future commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labor; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation's conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation's properties in the manner currently contemplated; current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated; and the estimates of the Corporation's production and reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects.

Management has included the above summary of assumptions and risks related to forward-looking information provided above its continuous disclosure as filed on Sedar in order to provide shareholders with a more complete perspective on Advantage's future operations and such information may not be appropriate for other purposes. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive.

These forward-looking statements are made as of the date of this press release and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

Barrels of oil equivalent (boe) and thousand cubic feet of natural gas equivalent (mcfe) may be misleading, particularly if used in isolation. Boe and mcfe conversion ratios have been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of oil. A boe and mcfe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and

does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

References in this press release to final production test rates, initial test production rates, 30 day production rates and other short-term production rates are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. Additionally, such rates may also include recovered "load oil" fluids used in well completion stimulation. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for Advantage. A pressure transient analysis or well-test interpretation has not been carried out in respect of all wells. Accordingly, the Corporation cautions that the test results should be considered to be preliminary.

Certain type curves presented herein represent estimates of the production decline and ultimate volumes expected to be recovered from wells over the life of the well. The 7.2 mmcf/d IP (which represents the average 30 day initial production rate) & 7.2 Bcf (which represents the ultimate volumes expected to be recovered from the wells over the life of the well based on the type curve) Upper and Lower Montney type curve and the 4.5 mmcf/d IP and 4.5 Bcf Middle Montney type curve are management generated type curves based on a combination of historical performance of older wells and management's expectation of what might be achieved from future wells. The type curves represent what management thinks an average well will achieve. Individual wells may be higher or lower but over a larger number of wells management expects the average to come out to the type curve. Over time type curves can and will change based on achieving more production history on older wells or more recent completion information on newer wells.

Other type curves presented herein, including the 9 mmcf/d IP & 9 Bcf Upper and Lower Montney type curve have been provided to demonstrate the economics associated with wells that could potentially have that type of productivity and recovery but do not represent management estimates of how such wells will actually perform.

The Corporation discloses several financial measures that do not have any standardized meaning prescribed under International Financial Reporting Standards ("IFRS"). These financial measures include operating netbacks and debt to cash flow ratio. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation's principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net income or other measures of financial performance as determined in accordance with IFRS. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies. Please see the Corporation's most recent Management's Discussion and Analysis, which is available at www.sedar.com and www.advantageog.com for additional information about these financial measures, including a reconciliation of funds from operations to cash provided by operating activities.

The following abbreviations used in this press release have the meanings set forth below:

bbls	*barrels*
boe	*barrels of oil equivalent of natural gas, on the basis of one barrel of oil or NGLs for six thousand cubic feet of natural gas*
mcf	*thousand cubic feet*
mmcf	*million cubic feet*
mmcf/d	*million cubic feet per day*
mcfe	*thousand cubic feet equivalent on the basis of six thousand cubic feet of natural gas for one barrel of oil or NGLs*
mmcfe	*million cubic feet equivalent*
mmcfe/d	*million cubic feet equivalent per day*